EXHIBIT 99.2
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                THREE MONTHS ENDED                      YEAR ENDED
                                                                        DECEMBER 31    December 31     DECEMBER 31     December 31
(unaudited)                                                                    2005           2004            2005            2004
(in millions of Canadian dollars, unless otherwise noted)                         $              $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                                                         1,310          1,347           5,342           5,299
-----------------------------------------------------------------------------------------------------------------------------------

Cost of products sold, excluding amortization                                   969            993           3,875           3,777
Distribution costs                                                              148            158             591             592
Countervailing and anti-dumping duties                                           13            (40)             67              50
Selling, general and administrative expenses                                     41             41             169             169
Mill closure and other elements (note 5)                                         19             33              37              32
Amortization of plant and equipment (note 4)                                    468            504             863             919
Amortization of intangible assets                                                 4              4              16              16
-----------------------------------------------------------------------------------------------------------------------------------
Operating loss from continuing operations                                      (352)          (346)           (276)           (256)
Financial expenses (note 6)                                                     113             92             412             375
Loss (gain) on translation of foreign currencies                                 17           (205)           (101)           (317)
Other expenses (income)                                                           6              3              10             (16)
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations before the following items                     (488)          (236)           (597)           (298)
Income tax recovery                                                            (151)          (123)           (271)           (176)
Share of earnings from investments subject to significant influence               1              2               2               6
Non-controlling interests                                                        (9)            (4)            (29)            (10)
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                                (345)          (115)           (353)           (126)
Earnings (loss) from discontinued operations (note 3)                           (10)             7               3              90
-----------------------------------------------------------------------------------------------------------------------------------
Loss                                                                           (355)          (108)           (350)            (36)
===================================================================================================================================

Per common share (basic and diluted)
       Loss from continuing operations                                        (0.79)         (0.26)          (0.81)          (0.29)
       Loss                                                                   (0.81)         (0.24)          (0.80)          (0.08)
===================================================================================================================================


Weighted average number of common
       shares outstanding (in millions)                                         440            440             440             440
-----------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF DEFICIT

                                                                                   THREE MONTHS ENDED                   YEAR ENDED
                                                                        DECEMBER 31    December 31     DECEMBER 31     December 31
(unaudited)                                                                    2005           2004            2005            2004
(in millions of Canadian dollars)                                                 $              $               $               $
-----------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                                   (509)          (362)           (481)           (401)
Loss                                                                           (355)          (108)           (350)            (36)
Dividends declared                                                              (11)           (11)            (44)            (44)
-----------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                         (875)          (481)           (875)           (481)
===================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                THREE MONTHS ENDED                      YEAR ENDED
                                                                        DECEMBER 31    December 31     DECEMBER 31     December 31
(unaudited)                                                                    2005           2004            2005            2004
(in millions of Canadian dollars)                                                 $              $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Loss from continuing operations                                                (345)          (115)           (353)           (126)
Amortization                                                                    472            508             879             935
Future income taxes                                                            (152)          (120)           (194)           (182)
Gain on translation of foreign currency long-term debt                           (2)          (223)           (154)           (356)
Employee future benefits, excess of funding over expense                         (9)           (78)            (65)           (116)
Long-term portion of countervailing and anti-dumping duties
       receivable                                                                 -            (44)              -             (44)
Non-cash mill closure elements                                                   18             28              19              28
Gain on disposal of asset                                                       (53)             -             (58)              -
Gain on disposal of investment                                                    -              -              (2)            (25)
Share of earnings from investments subject to significant influence              (1)            (2)             (2)             (6)
Non-controlling interests                                                         9              4              29              10
Other non-cash items                                                             11              8              32              25
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                (52)           (34)            131             143
Changes in non-cash operating working capital components (note 9)               145             83              33            (146)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) continuing operating activities                        93             49             164              (3)
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                      138             15           1,172           1,004
Repayment of long-term debt (note 7)                                           (871)           (18)         (1,881)           (766)
Financing fees                                                                   (5)             -             (14)             (9)
Dividends paid to shareholders                                                  (11)           (11)            (44)            (55)
Dividends and cash distributions paid to non-controlling interests              (16)            (7)            (31)            (16)
Cash contributions by non-controlling interests                                   -              -               -               3
Net proceeds on issuance of shares                                                -              -               1               -
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing operations        (765)           (21)           (797)            161
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                      (75)           (72)           (177)           (256)
Business acquisition, net of cash and cash equivalents (note 2)                   -              -             (13)              8
Acquisition of non-controlling interests                                          -              -               -              (7)
Net proceeds on disposal of discontinued operations (note 2)                    693              -             693             112
Net proceeds on disposal of investment                                            -              -               2              57
Net proceeds on disposal of property, plant and equipment and
       other assets                                                              55              4              64               4
Investments                                                                       -             (1)              -              (4)
Other                                                                            (1)             -              (3)              -
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing operations         672            (69)            566             (86)
-----------------------------------------------------------------------------------------------------------------------------------

Cash generated (used) by continuing operations                                    -            (41)            (67)             72
Cash generated (used) by discontinued operations (note 3)                        (7)            (2)              3              15
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the period               (7)           (43)            (64)             87
Foreign currency translation adjustment on cash                                   1             (3)             (4)             (5)
Cash and cash equivalents, beginning of period                                   73            181             135              53
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                         67            135              67             135
===================================================================================================================================


Cash and cash equivalents, at the end of the period, related to:
       Continuing operations                                                                                    67             115
       Discontinued operations                                                                                   -              20
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                67             135
===================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BALANCE SHEETS

                                                                                                       DECEMBER 31     December 31
(unaudited)                                                                                                   2005            2004
(in millions of Canadian dollars)                                                                                $               $
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                                       67             115
Accounts receivable                                                                                            436             380
Inventories                                                                                                    652             675
Prepaid expenses                                                                                                52              58
Current assets of discontinued operations (note 2)                                                               -             174
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1,207           1,402

Property, plant and equipment                                                                                4,260           5,005
Intangible assets                                                                                              473             468
Employee future benefits                                                                                       248             176
Future income taxes                                                                                            414             389
Other assets                                                                                                   146             145
Goodwill                                                                                                     1,296           1,296
Non-current assets of discontinued operations (note 2)                                                           -             906
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             8,044           9,787
===================================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                                       933             882
Long-term debt due within one year                                                                              18             491
Current liabilities related to discontinued operations (note 2)                                                  -             181
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               951           1,554

Long-term debt (note 7)                                                                                      3,744           4,121
Employee future benefits                                                                                       154             150
Future income taxes                                                                                            716             853
Non-controlling interests                                                                                       78              83
Non-current liabilities related to discontinued operations (note 2)                                              -             300

SHAREHOLDERS' EQUITY
Capital stock                                                                                                3,518           3,517
Contributed surplus                                                                                             34              26
Deficit                                                                                                       (875)           (481)
Foreign currency translation adjustment                                                                       (276)           (336)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             2,401           2,726
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             8,044           9,787
===================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

                                                                                   OPERATING    ADDITIONS TO         SALES
THREE MONTHS ENDED DECEMBER 31, 2005                   SALES    AMORTIZATION(1)  PROFIT(LOSS) CAPITAL ASSETS(2)     VOLUME
----------------------------------------------------------------------------------------------------------------------------------
                                                           $              $              $                $
Newsprint                                                731            295           (268)              19          1,000  (a)
Commercial printing papers (3)                           387            165            (82)              33            448  (a)
Wood products (4)                                        192             12             (2)              23            446  (b)
----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                  1,310            472           (352)              75
==================================================================================================================================

Three months ended December 31, 2004
----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                725            449           (400)              52          1,056  (a)
Commercial printing papers (3)                           375             45            (25)              13            451  (a)
Wood products (4)                                        247             14             79                7            549  (b)
----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                  1,347            508           (346)              72
==================================================================================================================================


                                                                                   OPERATING    ADDITIONS TO         SALES
YEAR ENDED DECEMBER 31, 2005                           SALES    AMORTIZATION(1)  PROFIT(LOSS) CAPITAL ASSETS(2)     VOLUME
----------------------------------------------------------------------------------------------------------------------------------
                                                           $              $              $                $
Newsprint                                              2,892            531           (228)              70          3,972  (a)
Commercial printing papers (3)                         1,552            297            (89)              57          1,782  (a)
Wood products (4)                                        898             51             41               50          1,965  (b)
----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                  5,342            879           (276)             177
==================================================================================================================================

Year ended December 31, 2004
----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                              2,795            702           (362)              96          3,971  (a)
Commercial printing papers (3)                         1,479            177            (52)             141          1,738  (a)
Wood products (4)                                      1,025             56            158               19          2,169  (b)
----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                  5,299            935           (256)             256
==================================================================================================================================

(1)  Operating loss for the "Newsprint"  segment for the three months ended December 31, 2005 includes $71 million of mill closure and other  elements and asset write downs of $224  million  ($30  million of mill closure and other  elements and asset write downs of $364 million in the three months ended  December 31, 2004).  The year ended  December 31, 2005 includes mill closure and other elements of $89 million,  asset write downs of $247 million and $9 million of early  retirement  program and labour force  reduction  ($25  million of mill  closure and other  elements  and asset write downs of $364 million in the year ended
     December 31, 2004).

     Operating loss for the  "Commercial  printing  papers"  segment for the three months and for the year ended December 31, 2005 includes a gain on sale of  timberlands  of $53 million and asset write downs of $124 million ($3 million of mill closure and other  elements in the three months ended  December 31, 2004 and $7 million of mill closure and other elements and $7 million of start-up costs in the year ended December 31, 2004).

     Operating  profit  (loss) for the "Wood  products"  segment  for the three  months and for the year ended  December  31, 2005 includes $1 million of mill closure and other elements  (countervailing  and anti-dumping  credit of $57 million in the three months ended December 31, 2004 and of $32 million in the year ended December 31, 2004).

     Asset write downs are included in Amortization.

(2)  Capital assets include property, plant and equipment and intangible assets.

(3)  Previously reported as "Value-added groundwood papers".

(4)  Wood products sales are presented net of inter-segment sales of $47 million for the three months ended December 31, 2005 ($42 million for the three months ended December 31, 2004) and $172 million for the year ended December 31, 2005 ($177 million for the year ended December 31, 2004).

     (a) in thousands of tonnes
     (b) in millions of board feet

                                                                                             DECEMBER 31       December 31
                                                                                                    2005              2004
TOTAL ASSETS                                                                                           $                 $
----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                          4,490  #          5,011
Commercial printing papers (3)                                                                     2,701  #          2,901
Wood products                                                                                        853  #            795
Total assets of discontinued operations                                                                -             1,080
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   8,044             9,787
==================================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest consolidated annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2004, except for the following:

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES
     Effective January 1, 2005, the Company adopted Accounting Guideline ("AcG") AcG-15, CONSOLIDATION OF VARIABLE INTEREST Entities. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline had no impact on the Company's consolidated financial statements.


2.   BUSINESS ACQUISITION AND DIVESTITURE

     On November 17, 2005, the Company completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd ("PanAsia") to Norske Skogindustrier ASA of Norway for a cash consideration of $712 million (US$600 million), less $11 million of post-closing transaction costs, plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. The Company recorded a gain of $3 million (loss of $10 million net of income taxes) related to this transaction. The $10 million loss is included in "Earnings (loss) from discontinued operations" in the consolidated statements of earnings.

     In the first quarter of 2005, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc., in which the Company previously had a 43% interest. The sawmill is located in Saint-Raymond de Portneuf, Quebec. The results of the acquired business have been included in the consolidated financial statements since January 1, 2005.

     The fair value of net assets acquired or carrying value of net assets sold was as follows:

                                                                                Net assets     Net assets
                                                                                      sold       acquired
                                                                                         $              $
     -----------------------------------------------------------------------------------------------------
     Net assets acquired or net assets sold
        Current assets                                                                (174)             8
        Property, plant and equipment                                                 (819)             5
        Chips supply access                                                              -             21
        Other non-current assets                                                        (4)             -
        Goodwill                                                                       (75)             -
        Current liabilities                                                             81             (1)
        Long-term debt                                                                 346             (1)
        Future income tax liabilities                                                   46             (8)
        Non-controlling interests                                                       33              -
        Foreign currency translation adjustment                                       (120)             -
     -----------------------------------------------------------------------------------------------------
     Fair value of net assets acquired or carrying value of net assets sold           (686)            24
     =====================================================================================================

     Consideration paid (received)
        Cash (net of cash and cash equivalents)                                       (689)            13
        Transaction costs payable                                                       (4)             -
        Carrying amount of existing investment in Gestofor Inc.                          -             11
     -----------------------------------------------------------------------------------------------------
                                                                                      (693)            24
     =====================================================================================================

3.   DISCONTINUED OPERATIONS

     As mentioned in note 2, on November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Accordingly, the information pertaining to PanAsia is no longer included on a proportionate consolidation basis, but presented as discontinued operations in the Company's consolidated financial statements. Comparative figures were reclassified to exclude PanAsia's results from the Company's continuing operations.

     Condensed earnings from discontinued operations related to PanAsia are as follows:

                                                           THREE MONTHS ENDED                   YEAR ENDED
                                                                  DECEMBER 31                  DECEMBER 31
                                                            2005         2004          2005           2004
                                                               $            $             $              $
     ------------------------------------------------------------------------------------------------------
     Sales                                                    68          132           430            502
     Operating profit                                          4           11            33             37
     Financial expenses                                        2            3            13             13
     Earnings (loss) from discontinued operations            (10)           7             3             15
     ------------------------------------------------------------------------------------------------------
     Earnings (loss) per common share from discontinued
        operations                                         (0.02)        0.02          0.01           0.04
     ------------------------------------------------------------------------------------------------------

     Condensed cash flows from discontinued operations are as follows:

                                                          THREE MONTHS ENDED                   YEAR ENDED
                                                                 DECEMBER 31                  DECEMBER 31
                                                           2005         2004          2005           2004
                                                              $            $             $              $
     -----------------------------------------------------------------------------------------------------

     Cash flows from operating activities                     4           11            36             69
     Cash flows from financing activities                     -           55            33             78
     Cash flows used in investing activities                (11)         (68)          (66)          (132)
     -----------------------------------------------------------------------------------------------------
     Cash flows generated (used) by discontinued operations  (7)          (2)            3             15
     =====================================================================================================

     Condensed business segments from discontinued operations are as follows:

                                                          THREE MONTHS ENDED                   YEAR ENDED
                                                                 DECEMBER 31                  DECEMBER 31
                                                           2005         2004          2005           2004
                                                              $            $             $              $
     -----------------------------------------------------------------------------------------------------

     NEWSPRINT
        Sales                                                55          102           354            410
        Amortization                                          7            9            40             40
        Operating profit                                      3            7            26             30
        Additions to capital assets                          12           67            64            128

     COMMERCIAL PRINTING PAPERS
        Sales                                                13           30            76             92
        Amortization                                          -            2             6              7
        Operating profit                                      1            4             7              7
        Additions to capital assets                           -            1             1              2

4.   IMPAIRMENT OF LONG-LIVED ASSETS

     In December of 2005, the Company recorded asset write downs of $180 million ($122 million net of income taxes), mainly due to the permanent closure of its Stephenville, Newfoundland and Kenora, Ontario newsprint mills. The book value of the property, plant and equipment has been written down to its fair value, which represents the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with the disposal of similar assets. In the fourth quarter of 2005, the Company also recognized an impairment charge of $125 million ($77 million net of income taxes) related to the property, plant and equipment of the Lufkin, Texas paper mill as some of its long-lived assets are no longer recoverable and exceed their fair value. Furthermore, following the sale of timberlands in the Thunder Bay area, in Ontario, the Company assessed its Fort William, Ontario, paper mill to net realizable value and recognized an impairment charge of $43 million ($29 million net of inco

     In the third quarter of 2005, the Company had announced the permanent closure of one paper machine at Kenora, and recognized an impairment charge of $23 million ($16 million net of income taxes) mainly related to the equipment located in Kenora, as these long-lived assets were no longer recoverable. These assets were included in the "Newsprint" segment.

     During the fourth quarter of 2004, the Company recognized an impairment charge of $364 million ($235 million net of income taxes) related to the property, plant and equipment located in Sheldon, Texas, and Port-Alfred, Quebec, as these long-lived assets were no longer recoverable and exceeded their fair value. Those assets were included in the "Newsprint" segment.

5.   MILL CLOSURE AND OTHER ELEMENTS

     With respect to the permanent closure of the Kenora and Stephenville paper mills, as well as the Champneuf, Quebec sawmill, and the eventual closure of one paper machine in Bridgewater, United Kingdom, announced in December 2005, the Company recorded a charge of $72 million ($50 million net of income taxes) in the fourth quarter of 2005. Of those mill closure and other elements, $71 million is included in the "Newsprint" segment, and $1 million is included in the "Wood products" segment. During the fourth quarter of 2005, the Company also recorded a gain on the sale of timberlands in the Thunder Bay area for an amount of $53 million ($48 million net of income taxes). This gain is included in the "Commercial printing papers" segment.

     In the third quarter of 2005, the Company recorded a charge of $18 million ($12 million net of income taxes), related to the permanent closure of one paper machine in Kenora and the indefinite idling of the remaining of the mill. This charge was included in the "Newsprint" segment as mill closure and other elements.

     In the fourth quarter of 2004, the Company announced the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills, resulting in a provision for mill closure and other elements of $28 million ($18 million net of income taxes). The Company also recorded $5 million ($3 million net of income taxes) of additional costs resulting from the 2003 idling of the Lufkin and Port-Alfred mills. Of those mill closure and other elements, $30 million was included in the "Newsprint" segment, and $3 million was included in the "Commercial printing papers" segment.

     In the first three quarters of 2004, the Company recorded $7 million of additional costs resulting from the 2003 idling of the Lufkin and Port-Alfred mills, and a gain on disposal of $8 million, which resulted from the sale of air emission credits. Of those mill closure and other elements, a $5 million gain was included in the "Newsprint" segment, and a $4 million charge was included in the "Commercial printing papers" segment.

     The following table provides the components of the mill closure and other elements:

                                                                 THREE MONTHS ENDED                   YEAR ENDED
                                                                        DECEMBER 31                  DECEMBER 31
                                                                  2005         2004          2005           2004
                                                                     $            $             $              $
     ------------------------------------------------------------------------------------------------------------
     Severance and other labour-related costs                       17            3            32              3
     Defined benefit pension and other benefits costs               10            -            12              -
     Obsolescence of inventory                                      18           17            18             17
     Asset retirement obligations related to environmental matters  12           11            12             11
     Gain on sale of timberlands                                   (53)           -           (53)             -
     Gain on sale of air emission credits                            -            -             -             (8)
     Contractual obligations                                        10            -            10              -
     Costs incurred for idling and other                             5            2             6              9
     ------------------------------------------------------------------------------------------------------------
                                                                    19           33            37             32
     ============================================================================================================

     The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits costs, obsolescence of inventory, asset retirement obligation and other gains):

                                                                 THREE MONTHS ENDED                   YEAR ENDED
                                                                        DECEMBER 31                  DECEMBER 31
                                                                  2005         2004          2005           2004
                                                                     $            $             $              $
     ------------------------------------------------------------------------------------------------------------
     Mill closure elements provision, beginning of period           18           19            17             62
     Mill closure elements incurred during the period               34            5            49             12
     Payments                                                      (14)          (7)          (28)           (57)
     ------------------------------------------------------------------------------------------------------------
     Mill closure elements provision, end of period                 38           17            38             17
     ============================================================================================================

     The Company expects to pay most of the balance of the provision for mill closure elements before the end of 2006.


6.   FINANCIAL EXPENSES

                                                                 THREE MONTHS ENDED                   YEAR ENDED
                                                                        DECEMBER 31                  DECEMBER 31
                                                                  2005         2004          2005           2004
                                                                     $            $             $              $
     ------------------------------------------------------------------------------------------------------------
     Interest on long-term debt                                     91           89           376            363
     Amortization of deferred financing fees                         3            3            11              8
     Premium on early retirement of debt and other elements
        related to early debt retirement                            20            -            32              -
     Interest income                                                (3)          (1)          (17)            (3)
     Other                                                           2            1            10              7
     ------------------------------------------------------------------------------------------------------------
                                                                   113           92           412            375
     ============================================================================================================

7.   LONG-TERM DEBT

     On December 16, 2005, the Company repaid a total of US$579 million comprised of US$185 million of 6.95% notes due 2006, US$139 million of 7.625% notes due 2007, US$50 million of 6.95% notes due 2008, US$100 million of 7.875% notes due 2009 and US$105 million of 8.55% notes due 2010.

     On October 3, 2005, the Company renewed its Credit Agreement into two new Bank Credit facilities. The new $700 million secured facilities are maturing in December 2008, and bear interest at floating rates based on bankers' acceptance, prime, U.S. base rate or LIBOR. The $550 million Facility A is secured by certain fixed assets and the $150 million Facility B is secured by certain working capital elements, as permitted under bond indentures. The unused portion of the facilities incurs a commitment fee of 0.60%. The bank credit facilities require the Company to meet specific financial ratios, which are met as of December 31, 2005. At the end of December 2005, the Company had drawn $70 million on its credit facility.

     On March 28, 2005, the Company issued US$450 million of 8.375% notes due 2015. The net proceeds of the issue were used to repay, on March 29, 2005, US$337 million of 8.30% notes due August 1, 2005, and, on April 5, 2005, US$100 million of 6.95% notes due December 15, 2006.


8.   EMPLOYEE FUTURE BENEFITS

     The following table provides total employee future benefits costs:

                                                                 THREE MONTHS ENDED                   YEAR ENDED
                                                                        DECEMBER 31                  DECEMBER 31
                                                                  2005         2004          2005           2004
                                                                     $            $             $              $
     ------------------------------------------------------------------------------------------------------------
     Defined contribution pension plans                              3            3            14             14
     Defined benefit pension plans and other benefits               39           20           130             82
     ------------------------------------------------------------------------------------------------------------
                                                                    42           23           144             96
     ============================================================================================================

     A portion of the defined benefit pension plans and other benefits cost is related to mill closure and other elements, and therefore presented as such in the consolidated statements of earnings. This portion amounts to $10 million in the fourth quarter of 2005, and to $12 million in the year ended December 31, 2005.


   9. SUPPLEMENTAL CASH FLOW INFORMATION

     The following tables provide supplemental cash flow information related to continuing operations:

                                                                 THREE MONTHS ENDED                   YEAR ENDED
                                                                        DECEMBER 31                  DECEMBER 31
                                                                  2005         2004          2005           2004
                                                                     $            $             $              $
     ------------------------------------------------------------------------------------------------------------
     Components of the changes in non-cash operating
        working capital
        Accounts receivable                                         34           31           (51)           (87)
        Inventories                                                 24           26             7             35
        Prepaid expenses                                            21           10             4             (9)
        Accounts payable and accrued liabilities                    66           16            73            (85)
     ------------------------------------------------------------------------------------------------------------
                                                                   145           83            33           (146)
     ============================================================================================================

     Cash outflows (inflows) during the period related to
        Interest on long-term debt                                 109           78           376            359
        Income taxes                                                 9            3           (40)            12
     ------------------------------------------------------------------------------------------------------------
                                                                   118           81           336            371
     ============================================================================================================


10.  COMPARATIVE FIGURES

     Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.